SKANSKA

Skanska AB

SE-169 83 Solna
Sweden
www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
June 22, 2006

Our contact
Marianne Bergström
[redacted]

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 22, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 22, 2006	Press Release	Skanska awarded university project in Virginia for USD 44.5 million, approximately SEK 340 million	law and by the listing agreement with Stockholm Stock Exchange

dlw 7/10

SKANSKA

Press Release

June 22, 2006

Skanska awarded university project in Virginia for USD 44.5 million, approximately SEK 340 million

Skanska will be responsible for providing preconstruction and construction management services on a medical sciences building in Richmond, Virginia. The contract amount is USD 44.5 million, about SEK 340 million, which is included in order bookings in the second quarter. The customer is Virginia Commonwealth University.

The assignment relates to the University's second medical sciences center, Medical Science Building, MSB II, which will be an approximately 11,600-square-meter laboratory building to be used primarily for education and medical research. The building will adjoin the existing medical sciences center, Konto's Medical Science Building, MSB I.

Preparatory work will commence immediately and the project is scheduled for completion by June 2008.

The project will be implemented by the team that completed the Massey Cancer Center earlier this year for USD 34 million. In the southeastern parts of the United States, Skanska is currently also managing construction projects at the universities of Duke University, North Carolina State University, University of North Carolina in Chapel Hill, and East Carolina University.

Skanska USA Building is a leading construction-services company in the United States within the construction, pre-construction consulting, general contracting and design-build sectors. The company also provides pharmaceutical validation services to clients. Customers represent a broad range of US industries including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building is headquartered in Parsippany, New Jersey, and has approximately 4,000 employees. In 2005, the company had sales of about SEK 30 billion.